Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 12, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

NCL CORPORATION LTD.

Registration Statement on Form F-4 (File No. 333-180281)

Ladies and Gentlemen:

On behalf of NCL Corporation Ltd., a Bermuda company (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form F-4 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2012.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Loan Lauren P. Nguyen, dated April 2, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please submit a letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response to Comment 1

The Company has filed the requested letter in response to the Staff’s comment as EDGAR correspondence.

2.	We note that you have a pending confidential treatment request with respect to Exhibits 10.3, 10.11, 10.18, 10.26, 10.30, 10.31, 10.34 and 10.40 that are incorporated by reference from your annual report on Form 20-F filed on March 6, 2007. Please note that this confidential treatment request must be completed before we act on a request for acceleration of the effectiveness of your registration statement on Form F-4. Please note that we will send our comments on the confidential treatment request under separate cover.

Response to Comment 2

The Company has been advised by the Staff that the confidential treatment request referenced above has been granted and the exhibit index in Amendment No. 1 to the Registration Statement has been revised accordingly.

Exhibit 5.2

3.	Please refer to the first paragraph on page 1. We note that the defined terms “Old Notes” and “Exchange Notes” appear to be used with respect to and define the wrong notes. Please have counsel revise as applicable.

Response to Comment 3

The opinion has been revised in response to the Staff’s comment and the Company has filed the revised opinion as Exhibit 5.2 to Amendment No. 1 to the Registration Statement.

4.	Please refer to the Assumptions section. Please have counsel delete the assumptions contained in clause (i) on page 2.

Response to Comment 4

The opinion has been revised in response to the Staff’s comment and the Company has filed the revised opinion as Exhibit 5.2 to Amendment No. 1 to the Registration Statement.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3085 or Alex J. Tolston at (212) 373-3348.

Sincerely,

/s/ Tracey A. Zaccone

Tracey A. Zaccone

cc:	Daniel S. Farkas, Esq.
NCL Corporation Ltd.